PE.
9/20/02

02057496

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

1-13330

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

PROCESSED
OCT 03 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

PROCESSING
RECEIVED
SEC MAIL
SEP 26 2002
SECTION
155
WASH., D.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : September 20, 2002

By : ____________________________

Name : Widya Purnama
Title : President

INDOSAT

Ref. 1066/GUI/HM.550/02

September 20th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : Audited Consolidated Financial Statements for Six Months Ended June 30, 2001 and 2002

Dear Sir,

Please find attached the Perusahaan Perseroan (Persero) PT Indonesia Satellite Corporation Tbk and Subsidiaries Audited Consolidated Financial Statements as of June 30, 2001 and 2002 and Independent Auditor's Report which was requested to be submitted to the Bapepam, the Indonesian Security and Exchange Commission and US Security and Exchange Commission.

Thank you for your attention.

Sincerely yours,

INDOSAT PERSERO

Widya Purnama
President

Jl. Medan Merdeka Barat 21
P.O. Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633